Exhibit 4.2

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Share Exchange Agreement (COPY)

Nidec Corporation (“Nidec”) and Nidec Servo Corporation (“Nidec Servo”) shall make and enter into a Share Exchange Agreement (“this Agreement”), as described below.

Article 1 (Share Exchange)

Nidec and Nidec Servo shall perform a share exchange through which Nidec is expected to become the wholly-owning parent company of Nidec Servo, Nidec Servo is expected to become a wholly-owned subsidiary of Nidec (“Share Exchange”), and Nidec shall acquire all of the outstanding shares of Nidec Servo.

Article 2 (Trade Name and Address of the Parties)

The trade names and addresses of Nidec and Nidec Servo shall be as below:

(1)	Nidec

(i)	Trade name: Nidec Corporation

(ii)	Address: 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto

(2)	Nidec Servo

(i)	Nidec Servo Corporation

(ii)	Address: 3-93 Aioi-cho, Kiryu-shi, Gunma

Article 3 (Effective Date)

The Share Exchange is expected to become effective on October 1, 2010; provided, however, that when necessitated due to reasons relating to the progress of Share Exchange procedures, in accordance with Article 790 of the Companies Act, the effective date may be changed upon consultations between Nidec and Nidec Servo. In such instance, Nidec Servo shall give public notice of the effective date after the change by the day immediately preceding the effective date before the change (if the effective date after the change comes earlier than the effective date before the change, by the day immediately preceding the effective date after the change).

Article 4 (Matters Concerning Number of Shares to Be Delivered upon Share Exchange and Allocation Thereof)

Nidec shall allocate 731,673 shares of its common stock in treasury in Share Exchange, in place of issuance of any new shares, to shareholders recorded on the final shareholders’ ledger of Nidec Servo as of the day immediately preceding the Share Exchange effective date (excluding Nidec). For

Exhibit 4.2

each share of Nidec Servo common stock in treasury, 0.0570 shares of Nidec common stock will be allocated.

Article 5 (Amount of Share Capital and Reserve)

The amount of share capital and reserve to be increased upon Share Exchange shall be as below:

(1) Share capital: 0 yen

(2) Capital reserve: Amount of change in shareholders’ equity as provided in Article 39 of the Corporate Accounting Rules

(3) Revenue reserve: 0 yen

Article 6 (Procedures of Approval)

1. Nidec shall perform Share Exchange without obtaining approval in resolutions adopted by its general meeting of shareholders concerning this Agreement in accordance with Article 796, Paragraph 3, of the Companies Act; provided, however, that if approval of the general meeting of shareholders of Nidec comes to be required in accordance with Article 796, Paragraph 4 of the Companies Act, Nidec shall request approval of this Agreement and resolutions relevant to matters necessary for Share Exchange at the general meeting of shareholders by the day prior to the effective date.

2. Nidec Servo shall request approval of this Agreement and resolutions relevant to matters necessary for Share Exchange at the ordinary general meeting of shareholders that is planned to be held on June 18, 2010; provided, however, that when necessitated due to reasons relating to progress of Share Exchange procedures, this may be changed upon consultations between Nidec and Nidec Servo.

Article 7 (Disposition of Treasury Shares)

Nidec Servo shall cancel all of the treasury shares it holds to the extent practically possible by the day immediately preceding the effective date.

Article 8 (Management of Company Assets, etc.)

Nidec and Nidec Servo shall execute their respective businesses, manage and operate assets with due care taken by a good custodian during the period from the execution date of this Agreement to the day immediately preceding the Share Exchange effective date, and perform any act that would cause a material impact on the assets, rights and obligations upon prior mutual consultations and agreement.

Article 9 (Change of Conditions of Share Exchange and Termination of this Agreement)

Exhibit 4.2

If any material change occurs in the assets or management conditions of Nidec or Nidec Servo from the execution date of this Agreement up to the day immediately preceding Share Exchange effective date, or if any circumstance occurs that causes a material disturbance to the execution of Share Exchange, or in any case where the achievement of the objectives of this Agreement comes to be difficult, conditions for Share Exchange may be changed or this Agreement may be terminated upon mutual consultations between Nidec and Nidec Servo.

Article 10 (Effect of this Agreement)

This Agreement shall lose effect if decisions by the lawful organs of Nidec or Nidec Servo as provided for in Article 6 of this Agreement, or authorizations, permissions, registrations, or approvals, etc. from related administrative offices necessary for Share Exchange, are not acquired.

Article 11 (Matters for Consultation)

In addition to matters as provided in this Agreement, matters necessary for Share Exchange shall be determined in accordance with the purpose of this Agreement upon consultations between Nidec and Nidec Servo.

IN WITNESS WHEREOF, this document shall be created in two (2) copies, affixed with the respective names and seals, and each party shall retain one (1) copy thereof.

April 26, 2010

NIDEC CORPORATION

Shigenobu Nagamori

Chairman of the Board, President and

Chief Executive Officer

338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto

NIDEC SERVO CORPORATION

Takuya Tajima

President

3-93 Aioi-cho, Kiryu-shi, Gunma